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FROM: pcellupica@metlife.com [mailto:pcellupica@metlife.com]
                              -----------------------------
SENT: Wednesday, September 07, 2011 7:50 AM
TO: ohm@sec.gov
CC: jrichards@metlife.com; Pitts, Patrice; Conner, Thomas
SUBJECT: Differences between remaining MLI and FMLI registration statements and Series VA

Sonny,

We thought it might be useful, as you reviewed the remaining registration statements for products issued by MLI-USA and First MetLife Investors Insurance Company, to have an overview of the differences between these products and our MLI-USA Series VA product. The most significant differences between each of the remaining MLI-USA products and Series VA include the following:

MLI-USA Series L-4 Year vs. MLI-USA Series VA
---------------------------------------------
1.  withdrawal charge (4-year schedule vs. 7-year schedule)
2.  M&E charge
3.  expense examples
4.  minimum initial purchase payment
5.  employee purchase payment credit disclosure
6.  commissions paid to selling firms

MLI-USA Series C vs. MLI-USA Series VA
--------------------------------------
1.  withdrawal charge (no withdrawal charge vs. 7-year schedule)
2.  M&E charge
3.  expense examples
4.  minimum initial purchase payment
5.  employee purchase payment credit disclosure
6.  commissions paid to selling firms
7.  Series C has no Enhanced Dollar Cost Averaging (EDCA) program
8. Series C permits up to 20% withdrawals under the Systematic Withdrawal Plan (vs. 10% for Series VA)

MLI-USA Series VA-4 vs. MLI-USA Series VA
-----------------------------------------
1.  withdrawal charge (4-year schedule vs. 7-year schedule)
2.  M&E charge
3.  expense examples
4.  minimum initial purchase payment
5.  employee purchase payment credit disclosure
6.  commissions paid to selling firms
7. Series VA-4 has no disclosure re: certain selling firms not offering "Option B" of the GMIB Plus IV/GMIB Plus III/EDB III/EDB II investment allocation restrictions for initial purchase payments (page 21)
8. Series VA-4 doesn't offer the Compounded-Plus death benefit (because Series VA-4 is not available in Oregon, the only state where Compounded-Plus is sold)
9. Series VA-4 has no Oregon-specific disclosure (e.g., about restrictions on subsequent purchase payments in Oregon, page 47 of the Series VA prospectus)

MLI-USA Series S vs. MLI-USA Series VA
--------------------------------------
1.  withdrawal charge (7-year and 4-year schedules vs. 7-year schedule)
2.  M&E charge
3.  expense examples
4.  minimum initial purchase payment
5.  employee purchase payment credit disclosure
6.  commissions paid to selling firms

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7.  fund line-up (Series S has 42 fewer portfolios than Series VA)
8. Series S has no "Option B" of the GMIB Plus IV/GMIB Plus III/EDB III/EDB II investment allocation restrictions (see page 21 of the Series VA prospectus)
9.  the fixed account is not available with Series S
10.  Series S has no EDCA program
11.  Series S has no Annual Step-Up or Compounded-Plus death benefits

We also note that additional registration statements have been filed for versions of the four products described above, as well as Series VA, issued by First MetLife Investors Insurance Company (FMLI). FMLI is a New York-domiciled company that issues products offered exclusively in New York. Accordingly, there are certain differences between the FMLI products and their MLI-USA counterparts that are driven by New York insurance law, or business reasons. The most significant such differences include the following:

FMLI vs MLI-USA
---------------
1.  different insurance company and separate account
2. Termination for Low Account Value period is three consecutive years instead of two consecutive years (page 15 of FMLI Class VA prospectus)
3. the fixed account is not available as an investment choice during the accumulation phase of the contract
4. the Annual Increase Amount under the GMIB Max II/GMIB Plus IV is limited to a maximum percentage of purchase payments or, if greater, the same percentage of the Annual Increase Amount as increased by the most recent Optional Step-Up; this maximum percentage is 275% for GMIB Max and 400% for GMIB Plus IV (page 39 of FMLI Class VA prospectus)
5. the joint and last survivor annuity option under the GMIB Max II/GMIB Plus IV is only available if the youngest annuitant's attained age is 35 or older (page 43 of FMLI Class VA prospectus)
6.  no optional death benefits other than the Annual Step-Up
7.  no state-specific disclosure for states other than New York (e.g., Nevada)
8. MetLife, Inc. has entered into a net worth maintenance agreement with FMLI and MetLife Inc.'s consolidated financial statements are incorporated by reference into the FMLI Statements of Additional Information

You will note that for virtually all of these filings, we have provided you with courtesy copies of each prospectus marked against the Series VA prospectus that you just reviewed. The one exception is the registration statement for the FMLI version of Series VA, which is instead blacklined against the May 2011 version of the prospectus for that product.

If you have any questions about any of these product differences, please let us know. Thank you,

- Paul

Paul Cellupica
Chief Counsel
MetLife, Inc.
1095 Avenue of the Americas
New York, NY 10036
(212) 578-3067 - phone
pcellupica@metlife.com

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